UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 2, 2021

BOA ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40102	85-4252723
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2600 Virginia Ave NW,

Suite T23 Management Office

Washington, D.C. 20037

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (888) 211-3261

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-third of one Redeemable Warrant	BOAS.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	BOAS	The New York Stock Exchange
Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock, each at a price of $11.50 per share	BOAS WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Business Combination Agreement

On December 2, 2021, BOA Acquisition Corp., a Delaware corporation (“BOA”), entered into a Business Combination Agreement, by and among BOA, Selina Holding Company, UK Societas (“Selina”), and Samba Merger Sub Inc., a direct, wholly-owned subsidiary of Selina (“Merger Sub”) (as may be amended and/or restated from time to time, the “Business Combination Agreement”). The Business Combination (as defined below) was unanimously approved by BOA’s Board of Directors and Selina’s Board of Directors. If the Business Combination Agreement is approved by BOA’s stockholders and Selina’s shareholders, and the transactions contemplated by the Business Combination Agreement are consummated, Merger Sub will merge with and into BOA (the “Merger” and, together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with BOA continuing as the surviving company and direct, wholly-owned subsidiary of Selina after the Merger.

Under the Business Combination Agreement, immediately prior to the effective time of the Merger (the “Effective Time”), (a) each outstanding series A voting ordinary share of $0.01 each in the capital of Selina, outstanding series B voting ordinary share of $0.01 each in the capital of Selina, and outstanding series C voting ordinary share of $0.01 each in the capital of Selina (each, a “Selina Preferred Share”) shall become and be redesignated into the voting ordinary shares of $0.01 each in the capital of Selina (“Selina Ordinary Shares”) in accordance with the governing documents of Selina (the “Selina Preferred Share Redesignation”); (b) Selina’s convertible loan notes, the put and call options, the term loan, the 2018 warrant instruments, and the 2020 warrant instrument (together the “Selina Convertible Instruments”) may be converted into Selina Ordinary Shares in accordance with the terms of the Selina Convertible Instruments and the terms of the Business Combination Agreement (the “Selina Convertible Instrument Conversion”); and (c) immediately following the Selina Preferred Share Redesignation and the Selina Convertible Instrument Conversion, Selina shall effect a share subdivision, whereby each Selina Ordinary Share is subdivided into such number of Selina Ordinary Shares calculated in accordance with Section 2.1(c) of the Business Combination Agreement such that each Selina Ordinary Share will have a value of $10.00 per share after giving effect to the share subdivision (such share subdivision, together with the Selina Preferred Share Redesignation and the Selina Convertible Instrument Conversion, the “Capital Restructuring”).

In addition, immediately prior to the Effective Time, (i) each issued and outstanding share of Class B Common Stock, par value $0.0001 per share, of BOA (the “BOA Class B Common Stock”) will be automatically converted into one (1) share of Class A Common Stock, par value $0.0001, of BOA (the “BOA Class A Common Stock” and, together with the BOA Class B Common Stock, the “BOA Common Stock”) in accordance with the terms of the Certificate of Incorporation of BOA (such conversion, the “BOA Class B Conversion”) and, after giving effect to such automatic conversion, at the Effective Time and as a result of the Merger, each issued and outstanding share of BOA Class A Common Stock will automatically be converted into the right of the holder thereof to receive one (1) Selina Ordinary Share after giving effect to the Capital Restructuring and (ii) each issued and outstanding warrant to purchase one share of BOA Class A Common Stock sold to the public and to Bet on America LLC (the “Sponsor”) in a private placement in connection with BOA’s initial public offering (“BOA Warrants”) will automatically and irrevocably be assumed by and assigned to Selina and converted into a corresponding warrant to purchase Selina Ordinary Shares (“Selina Warrants”). Under BOA’s Certificate of Incorporation, and in connection with obtaining the approval of the Business Combination by BOA’s stockholders, BOA is required to provide an opportunity for its stockholders to redeem all or a portion of their outstanding shares of BOA Class A Common Stock as set forth therein (the “BOA Stockholder Redemption”), with the BOA Stockholder Redemption to be effected no later than immediately prior to the effective time of the Business Combination.

The parties to the Business Combination Agreement have made customary representations, warranties, and covenants in the Business Combination Agreement, including, among others, covenants with respect to the conduct of each of BOA and Selina and its subsidiaries prior to the closing of the Business Combination (the “Closing”) and a covenant providing for BOA and Selina to jointly prepare, agree upon, and file a registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) (which will contain a prospectus and proxy statement of BOA). The representations and warranties made in the Business Combination Agreement will not survive the consummation of the Merger.

The Closing is subject to certain customary conditions, including, among other things: (i) after giving effect to the transactions contemplated by the Business Combination Agreement (including the BOA Stockholder Redemption), BOA or Selina shall have at least $5,000,001 of net tangible assets; (ii) the required approval of the stockholders of BOA shall have been obtained for the Business Combination (the “Requisite BOA Stockholder Approval”); (iii) the required approval of the shareholders of Selina shall have been obtained for the Business Combination and the related proposals (collectively, the “Business Combination Proposals”) to be submitted to the shareholders of Selina (the “Requisite Selina Shareholder Approval”); (iv) Selina’s initial listing application with the New York Stock Exchange (“NYSE”) in connection with the transactions contemplated by the Business Combination Agreement shall have been conditionally approved; (v) the absence of any material adverse effect, or any change, event, effect, or occurrence that, individually or in the aggregate would result in a material adverse effect with respect to either Selina or BOA; (vi) the effectiveness of the Registration Statement in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), the absence of any stop order issued by the SEC, and the absence of any proceeding seeking such a stop order having been threatened or initiated by the SEC which remains pending; (vii) the absence of any provision of any applicable legal requirement and any temporary, preliminary, or permanent restraining order prohibiting, enjoining, or making illegal the consummation of the Business Combination Agreement; (viii) the accuracy of the representations and warranties of each party to the Business Combination Agreement (subject to certain materiality standards set forth in the Business Combination Agreement); (ix) material compliance by each of BOA and Selina with its pre-Closing covenants; and (x) the execution and delivery of the Investor Rights Agreement (as defined below) and Amended and Restated Warrant Agreement (as defined in the Business Combination Agreement) by the parties thereto. In addition, the obligations of Selina and Merger Sub to consummate the Busines Combination are also conditioned on (i) all officers and directors of BOA having executed written resignations effective as of immediately prior to the Effective Time and (ii) the aggregate cash proceeds available for release to BOA from the trust account (after giving effect to the BOA Stockholder Redemption but before giving effect to the consummation of the Business Combination), plus all of the aggregate cash proceeds received by Selina pursuant to the PIPE Financing (as defined below), being equal to or greater than $70,000,000 (the “Cash Proceeds Condition”). The obligations of BOA to consummate the Business Combination are also conditioned upon, among other things, Selina having made all requisite filings with Companies House, and the effectiveness of Selina’s conversion to a public limited company.

The Business Combination Agreement may be terminated by BOA or Selina under certain circumstances, including, among others: (i) by written consent of BOA and Selina; (ii) by either BOA or Selina, if the Closing has not occurred on or before August 26, 2022 (except that the right to terminate shall not be available to any party whose breach of any of its covenants or obligations under the Business Combination Agreement shall have proximately caused the failure to consummate the Closing); (iii) by BOA or Selina, if the meeting of the stockholders of BOA has been held and concluded without BOA obtaining the Requisite BOA Stockholder Approval; (iv) by BOA, if Selina has not obtained the Requisite Selina Shareholder Approval on or prior to the time at which the Registration Statement is declared effective under the Securities Act; and (v) by BOA or Selina, if any of such other party’s representations or warranties set forth in the Business Combination Agreement are not true and correct or such other party has failed to perform any covenant or agreement set forth in the Business Combination Agreement, in each case, in any material respect and if such breach or failure is incurable or not cured within the time periods set forth in the Business Combination Agreement.

The foregoing description of the Business Combination Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Business Combination Agreement contains representations, warranties, and covenants that the parties to the Business Combination Agreement made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties, and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about BOA, Selina, or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants, and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts), and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants, and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants, and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in BOA’s public disclosures.

Investor Rights Agreement

In connection with the Closing, each of Selina, BOA, Sponsor, and certain of Selina’s shareholders (including the Supporting Selina Shareholders (as defined below)), will enter into an Investor Rights Agreement to be effective as of the Effective Time, substantially in the form attached as Exhibit C to the Business Combination Agreement (the “Investor Rights Agreement”), pursuant to which Selina will file a registration statement upon a request from certain significant shareholders of Selina for the resale of certain registrable securities. Selina also agreed to provide customary “piggyback” registration rights, which it is required to file a resale shelf registration statement to register. Selina also agreed to file a resale shelf registration statement on Form F-1 within thirty (30) days of the Closing to register the resale of Selina Warrants held by the Sponsor.

The Investor Rights Agreement also provides that (a) the Selina Ordinary Shares held by shareholders of Selina who hold at Closing one percent (1%) or more but less than five percent (5%) of the Selina Ordinary Shares (excluding the PIPE Shares (as defined below) and publicly listed Selina Ordinary Shares acquired after the Closing) and any Selina Ordinary Shares issuable upon the exercise of any securities convertible or exercisable for Selina Ordinary Shares held by security holders prior to the Closing will be locked-up until the earlier of (i) one hundred eighty (180) days following the Closing and (ii) the date on which Selina completes a liquidation, merger, share exchange, reorganization, or other similar transaction that results in all of Selina’s shareholders having the right to exchange their Selina Ordinary Shares for cash, securities, or other property and (b) the Selina Ordinary Shares held by (x) the Sponsor after the Closing (other than the PIPE Shares, any Selina Ordinary Shares underlying Selina Warrants issued in exchange for BOA Warrants held by the Sponsor at the Closing, and publicly listed Selina Ordinary Shares acquired after the Closing) and (y) the shareholders of Selina who hold five (5%) or more of the Selina Ordinary Shares will be locked-up until the earlier of (i) one (1) year from the Closing, (ii) the date on which the closing price of Selina Ordinary Shares equals or exceeds $12.00 per share for any twenty (20) trading days within any thirty (30) trading day period commencing at least one hundred eighty (180) days following the Closing, and (iii) the date on which Selina completes a liquidation, merger, share exchange, reorganization, or other similar transaction that results in all of Selina’s shareholders having the right to exchange their Selina Ordinary Shares for cash, securities, or other property.

The Investor Rights Agreement also sets forth certain director nomination rights for the Sponsor and certain significant shareholders of Selina with respect to Selina’s Board of Directors from and after the Closing.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of the Investor Rights Agreement, a copy of which is attached as Exhibit 10.1 hereto and incorporated by reference herein.

PIPE Subscription Agreements

Selina has entered into Subscription Agreements (collectively, the “PIPE Subscription Agreements”), each dated as of December 2, 2021, with certain investors (collectively, the “PIPE Investors”), pursuant to which, among other things, Selina has agreed to issue and sell, in private placements to close immediately following the Closing, an aggregate of 5,500,000 Selina Ordinary Shares for a purchase price of $10.00 per share (the “PIPE Financing”). Each of the PIPE Subscription Agreements has been entered into on substantially similar terms and conditions to the form of the PIPE Subscription Agreement, a copy of which is filed as Exhibit 10.2 hereto and is incorporated by reference herein, except for (i) a PIPE Subscription Agreement entered into with BOA as an additional party for the purpose of making certain fundamental representations and warranties to the applicable PIPE Investor, a form of which is filed as Exhibit 10.3 hereto and is incorporated by reference herein and (ii) a PIPE Subscription Agreement pursuant to which the applicable PIPE Investor has agreed to a conditional backstop obligation providing for an additional commitment to purchase up to, in the aggregate, an additional 1,500,000 Selina Ordinary Shares at the Closing in the event that the Cash Proceeds Condition is not satisfied at Closing, a form for which is filed as Exhibit 10.4 hereto and is incorporated by reference herein.

The foregoing description of the PIPE Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the applicable forms of the PIPE Subscription Agreement, copies of which are filed as Exhibits 10.2, 10.3, and 10.4 hereto and are incorporated by reference herein.

Transaction Support Agreements

In connection with the execution of the Business Combination Agreement, certain Selina shareholders (collectively, the “Selina Supporting Shareholders”) entered into Transaction Support Agreements with BOA and Selina (collectively, the “Transaction Support Agreements”). Under the Transaction Support Agreements, each Selina Supporting Shareholder has agreed, as promptly as reasonably practicable (and in any event within three (3) business days) following the date that the notice of Selina’s general meeting is delivered to the shareholders of Selina, to execute and deliver a written voting proxy (in substantially the form attached to the Transaction Support Agreements) with respect to the outstanding securities of (i) Selina Ordinary Shares and Selina Preferred Shares and (ii) securities convertible into or exercisable or exchangeable for Selina Ordinary Shares, held by such Selina Supporting Shareholder (collectively, the “Subject Selina Shares”) and vote, or cause to be voted, or execute a written consent with respect to, its Subject Selina Shares in favor of adopting the Business Combination Agreement and approving the Business Combination and Business Combination Proposals.

The foregoing description of the Transaction Support Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of each of the Transaction Support Agreements, copies of which are filed as Exhibits 10.5, 10.6, 10.7, 10.8, 10.9 and 10.10 hereto and are incorporated by reference herein.

Sponsor Letter Agreement

In connection with the execution of the Business Combination Agreement, the Sponsor entered into a Sponsor Letter Agreement (the “Sponsor Agreement”) with Selina and BOA, pursuant to which the Sponsor has agreed to waive and not assert or perfect, subject to, and conditioned upon and effective as of immediately prior to, the Effective Time, any rights to adjustment of the conversion ratio set forth in BOA’s Certificate of Incorporation or any other anti-dilution or similar protection with respect to the BOA Class B Common Stock owned by the Sponsor.

In addition, the Sponsor agreed to vote, or caused to be voted, all of the shares of BOA Common Stock owned by the Sponsor in favor of the Business Combination Agreement and the transactions contemplated thereby (including the Business Combination) at any duly called and convened meeting of the stockholders of BOA.

The Sponsor also agreed that it would take all necessary actions to transfer, at the Closing, up to twenty-five percent (25%) of the shares of BOA Class B Common Stock owned by the Sponsor (the “Sponsor Share Pool”) to certain persons, as designated by Selina (but subject to certain limitations and in accordance with the terms set forth in the Sponsor Agreement), for the purposes of inducing and securing additional commitments or subscriptions in respect of the PIPE Financing or BOA stockholders to enter into, execute, and deliver non-redemption agreements, and cause any unused shares remaining in the Sponsor Share Pool to be forfeited and cancelled.

The foregoing description of the Sponsor Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Agreement filed as Exhibit 10.11 hereto and incorporated by reference herein.

Item 7.01. Regulation FD Disclosure.

On December 2, 2021, BOA and Selina issued a joint press release announcing the execution of the Business Combination Agreement. The joint press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached hereto as Exhibit 99.2 and incorporated by reference herein is the investor presentation dated December 2021, which will be used by Selina with respect to the Business Combination.

On December 2, 2021, BOA made available on its website a pre-recorded webcast discussing the Business Combination. The Transcript of the webcast is attached hereto as Exhibits 99.3, and incorporated by reference herein.

The information in this Item 7.01, including Exhibits 99.1, 99.2 and 99.3, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of BOA under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibits 99.1, 99.2 and 99.3.

Additional Information and Where to Find It

In connection with the proposed Business Combination, Selina intends to file with the SEC a Registration Statement, which will include a preliminary proxy statement of BOA and a prospectus. The definitive proxy statement and other relevant documents will be mailed to stockholders of BOA as of a record date to be established for voting on the Business Combination. Stockholders of BOA and other interested persons are advised to read, when available, the preliminary proxy statement and amendments thereto, and the definitive proxy statement because these documents will contain important information about BOA, Selina, and the proposed transactions. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus once they are available, without charge, by directing a request to: BOA Acquisition Corp., 2600 Virginia Ave NW, Suite T23 Management Office, Washington, D.C. 20037. These documents, once available, and BOA’s other filings and reports filed with the SEC can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

Participants in the Solicitation

BOA, Selina, and their respective directors and executive officers, other members of management, and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of BOA is set forth in BOA’s filings with the SEC. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their direct and indirect interests will be set forth in the Registration Statement (and will be included in the proxy statement/prospectus) and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, including, without limitation, statements regarding the anticipated timing and benefits of the Business Combination, and BOA’s or Selina’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. In addition, these forward-looking statements include, without limitation, statements regarding BOA’s and Selina’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination, and the timing of the completion of the Business Combination. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond the control of Selina and/or BOA), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by BOA and its management, and Selina and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive agreements respecting the Business Combination; (2) the outcome of any legal proceedings that may be instituted against BOA, Selina, or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of BOA or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability of Selina to meet applicable listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Selina as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Selina may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of the COVID-19 pandemic on Selina’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in BOA’s prospectus dated February 24, 2021 and filed with the SEC on February 25, 2021 and BOA’s other filings with the SEC, as well as any further risks and uncertainties to be contained in the proxy statement/prospectus filed after the date hereof. In addition, there may be additional risks that neither Selina or BOA presently know, or that Selina or BOA currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, neither BOA nor Selina undertakes any duty to update these forward-looking statements.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description
2.1†	Business Combination Agreement, dated December 2, 2021, by and among BOA Acquisition Corp., Selina Holding Company and Samba Merger Sub, Inc.
10.1	Form of Investor Rights Agreement
10.2	Form of PIPE Subscription Agreement
10.3	Form of PIPE Subscription Agreement
10.4	Form of PIPE Subscription Agreement
10.5	Form of Transaction Support Agreement
10.6	Form of Transaction Support Agreement
10.7	Form of Transaction Support Agreement
10.8	Form of Transaction Support Agreement
10.9	Form of Transaction Support Agreement
10.10	Form of Transaction Support Agreement
10.11	Form of Sponsor Letter Agreement
99.1	Press Release, dated December 2, 2021.
99.2	Investor Presentation, dated December 2, 2021.
99.3	Transcript of Webcast, posted on December 2, 2021.

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BOA ACQUISITION CORP.

By:	/s/ Benjamin A. Friedman
Name:	Benjamin A. Friedman
Title:	Chief Financial Officer

Date: December 2, 2021